Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 1, 2010, relating to the consolidated financial statements and financial statement schedule of Epiq Systems, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in method of accounting for uncertainty in income taxes in 2007) and the effectiveness of Epiq Systems, Inc. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Epiq Systems, Inc. and subsidiaries for the year ended December 31, 2009 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP
Kansas City, Missouri
October 5, 2010